Mail Stop 4561

June 25, 2007

Jitendra S. Saxena
Chief Executive Officer
Netezza Corporation
200 Crossing Boulevard
Framingham, MA 01702

Re: Netezza Corporation
Amendment No. 3 to Form S-1
Filed on June 13, 2007
File No. 333-141522

Dear Mr. Saxena:

We have reviewed your amendment to Form S-1 and have the following comments, which are provided to you in addition to the ones issued in our letter dated June 21, 2007.

General

1. We will issue comments on the request for confidential treatment under separate cover shortly.

Risk Factors, page 7

2. Please refer to prior comment 7 of our letter dated June 5, 2007. We note that you have filed a letter agreement with Compaq Computer Corporation and that you have not included a discussion of this material agreement in the business section. Please revise to include a description of the material terms of the agreement as well as the relevance of the agreement to your business in an appropriate section of the prospectus except to the extent that any of the agreement's provisions are the subject of the confidential treatment request.

3. Please refer to prior comment 8 of our letter dated June 5, 2007. We note your revisions on page 61 regarding your dependence on customers generating 10% or more of your revenues in periods other than fiscal year 2007. Please expand to

include a discussion of the limited number of customers on which you were dependent in fiscal 2007 in quantified terms. See Item 101(c)(1)(vii) of Regulation S-K, which requires disclosure regarding dependence on a few customers, the loss of any one or more of which would have a material adverse effect on you.

Management's Discussion and Analysis

Results of Operations, page 39

4. We reissue prior comment 10. The revisions you cited in your response on pages 31-33 and 49 do not appear to address what management believes are the reasons for the changes in results experienced during the periods covered. Your revisions should specifically address the material changes experienced from period to period and should seek to explain what management believes were the underlying factors that contributed the changes. For instance, you indicate on page 40 that revenue increased 111% in the three months ended April 30, 2007 compared to the same period ended April 30, 2006. Your disclosure attributes this change to an increase in sales volume primarily due to sales to new customers. The disclosure does not directly address what factors management believes enabled the company to increase sales from six customers in the three months ended April 30, 2006 to 14 customers in the three months ended April 30, 2007. While we note that the headcount increased over these periods, it is not clear whether this is viewed by management as the principal factor, or among the principal factors, for the increase in revenues. The extent to which other factors—e.g., changes in marketing campaigns, the opening of additional sales offices or product enhancements—contributed significantly to the changes experienced from one period to another should be addressed throughout this section under the subheading Results of Operations on pages 40 – 44.

Management

Compensation Discussion and Analysis, page 71

5. We reissue prior comment 13. The discussion regarding base salary should "describ[e] the elements of individual performance and/or contribution that are taken into account" in structuring and implementing specific forms of compensation. You do not describe the specific elements, for example, of Messrs. Saxena, Scannell and Ms. Cotter's individual performance that were used in establishing their compensation. In addition, revenue and operational targets should be described to the extent they do not involve confidential trade secrets or confidential commercial or financial information. See Instruction 4 to 402(b) of Regulation S-K.

Please address your comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 617-526-5000</u>
       Patrick J. Rondeau, Esq.
       Wendell C. Taylor, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP